Exhibit 99.5

Hesai Group

禾 賽 科 技 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2525)

(NASDAQ Stock Ticker: HSAI)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON FRIDAY, JUNE 26, 2026

(or any adjournment(s) or postponement(s) thereof)

Number of shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

I/We(Note 2)
of (address)
being the registered holder(s) of

Class A Ordinary Share(s)/Class B Ordinary Share(s)(Note 3) of Hesai Group (the “Company”), hereby appoint the Chairman of the meeting or(Note 4)_______

of (address)

as my/our proxy(ies) to attend the annual general meeting (the “AGM”) of the Company to be held at No. 28, Ciyun Road, Yangcheng Lake Peninsula,Weiting Town, Suzhou Industrial Park, Jiangsu Province, People’s Republic of China on Friday, June 26, 2026 at 1:30 p.m. (Beijing time) (or any adjournment thereof) on behalf of me/us, act and vote according to the following instructions on behalf of me/us.

ORDINARY RESOLUTIONS		FOR(Note 5)	AGAINST(Note 5)	ABSTAIN(Note 5)
1.	To receive, consider and adopt the audited consolidated financial statements of the Company and its subsidiaries and the reports of the directors (the “Director(s)”) and auditors of the Company for the year ended 31 December 2025.
2.	(a) (i) To re-elect Dr. Yifan Li as an executive Director;	(i)	(i)	(i)
	(ii) To re-elect Mr. Jia Ren as an independent non-executive Director;	(ii)	(ii)	(ii)
	(iii) To re-elect Dr. Hui Wang as an independent non-executive Director;	(iii)	(iii)	(iii)
(b) To authorize the board of Directors (the “Board”) to fix the remuneration of the Directors.
3.	To re-appoint Messrs. Deloitte Touche Tohmatsu Certified Public Accountants LLP and Messrs. Deloitte Touche Tohmatsu as auditors of the Company and to authorise the Board to fix their remuneration.
4.	To grant a general mandate to the Directors to allot, issue and deal with Class B Ordinary Shares and/or ADSs (as defined in the Circular) (including any sale or transfer of treasury shares) not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as at the date of passing of this resolution.
5.	To grant a general mandate to the Directors to repurchase Class B Ordinary Shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company (excluding treasury shares) as at the date of passing of this resolution.
6.	To extend the general mandate granted to the Directors to allot, issue and deal with additional Class B Ordinary Shares and/ or ADSs (including any sale and/or transfer of Class B Ordinary Shares out of treasury that are held as treasury shares) by the number of Class B Ordinary Shares and/or Class B Ordinary Shares underlying ADSs of repurchased by the Company.
7.	Subject to and conditional upon (i) the Hong Kong Stock Exchange’s listing approval, and (ii) the compliance with the requirements from NASDAQ and the Listing Rules to effect the Share Subdivision (as defined below), each of the issued and unissued Ordinary Shares of par value of US$0.0001 each be and is hereby subdivided into eight (8) Ordinary Shares of par value of US$0.0000125 each (“Subdivided Shares”), and such Subdivided Shares shall rank pari passu in all respects with each other in accordance with the Memorandum and Articles of Association and have the same rights and privileges and be subject to the same restriction as the Shares in issue prior to the Share Subdivision (save for the voting rights and conversion rights in relation to the Subdivided Class A Ordinary Shares as set out in the Memorandum and Articles of Association), after all relevant conditions have been met, being a day on which the Hong Kong Stock Exchange is open for business of dealing in securities (the “Share Subdivision”), such that after the Share Subdivision, the authorized share capital of the Company be changed from US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising (i) 50,000,000 Class A Ordinary Shares of a par value of US$0.0001 each, and (ii) 950,000,000 Class B Ordinary Shares of a par value of US$0.0001 each to US$100,000 divided into 8,000,000,000 Ordinary Shares of a par value of US$0.0000125 each, comprising (i) 400,000,000 Subdivided Class A Ordinary Shares of a par value of US$0.0000125 each, and (ii) 7,600,000,000 Subdivided Class B Ordinary Shares of a par value of US$0.0000125 each, and that any Director be and is hereby authorized for and on behalf of the Company to execute and deliver all such documents, instruments and agreements and to do all such acts or things deemed by such Director in his/her absolute discretion to be incidental to, ancillary to or in connection with the matters contemplated in and/or for implementation of the Share Subdivision including but not limited to, arranging for necessary filings in the Cayman Islands, NASDAQ and Hong Kong, arranging to update the register of member of the Company and cancelling any Existing Share Certificates and issuing Subdivided Share Certificates to holders of the existing Shares pursuant to the Share Subdivision.

Date:	Signature(s)(Note 6):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Please insert the full name(s) as shown in the register of members and registered address(es) in BLOCK LETTERS.
3.	Please insert the number of ordinary shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the Chairman of the meeting is preferred, please delete the words “the Chairman of the meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and vote in his stead at the AGM. The proxy need not be a shareholder but must attend the meeting to represent you. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PLEASE TICK IN THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy may vote or abstain at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM.
6.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated May 26, 2026. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In the case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.
8.	In case of joint holders of any share, any one of such joint holders may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto. However, if more than one of such joint holders be present at the meeting personally or by proxy, the vote of the joint holder whose name stands first in the register of members and who tenders a vote, whether by proxy or not, will be accepted to the exclusion of the votes of other joint holder(s).
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Tricor Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or the adjourned meeting (as the case may be). Completion and return of the form(s) of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof should you so wish.

PERSONAL INFORMATION COLLECTION STATEMENT

(i)	“Personal Data” in this statement has the same meaning as “personal data” in the Personal Data (Privacy) Ordinance, Chapter 486 (“PDPO”) of the Laws of Hong Kong.
(ii)	Your and your proxy’s Personal Data provided in this form of proxy will be used in connection with processing your request for the appointment of a proxy to attend, act and vote on your behalf as directed above at the meeting. Your supply of your and your proxy’s Personal Data is on voluntary basis. However, the Company may not be able to process your request unless you provide us with such Personal Data.
(iii)	Your and your proxy’s Personal Data may be disclosed or transferred by the Company to its branch Share registrar in Hong Kong, and/or other companies or bodies for any of the stated purposes, or when it is required to do so by law, for example, in response to a court order or a law enforcement agency’s request, and retained for such period as may be necessary for our verification and record purposes.
(iv)	By providing your proxy’s Personal Data in this form of proxy, you should have obtained the express consent (which has not been withdrawn in writing) from your proxy in using his/her personal data provided in this proxy form and that you have informed your proxy of the purpose for and the manner in which his/her data may be used.
(v)	You/your proxy have/has the right to request access to and/or correction of your/your proxy’s Personal Data respectively in accordance with the provisions of the PDPO. Any such request for access to and/or correction of your/your proxy’s Personal Data should be in writing to the Personal Data Privacy Officer, Tricor Investor Services Limited, 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong.

*	For identification purpose only